Exhibit 99.33

PRESS RELEASE	July 20, 2020

Largo Resources Releases its 2019 Sustainability Report

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to announce the release of its 2019 sustainability report, highlighted by new performance metrics and reporting standards.

Paulo Misk, President and Chief Executive Officer stated: “Largo’s second annual report on sustainability performance marks another significant milestone in achieving our objective of becoming an industry leader in responsible mining practices. In 2019, we increased our diligence in measuring ourselves against rigorous international standards by engaging EcoVadis, a third-party corporate social responsibility auditor, and by making material progress toward ISO certification. In addition, our 2019 sustainability report is now guided, in part, by SASB, the Sustainability Accounting Standards Board. This approach to sustainability reporting sets a new standard for open and transparent communication and we plan to continually improve our disclosures in the years to come.”

He continued: “Vanadium is a critical ‘green metal’ used in the world’s transition to a low carbon future. Our high environmental standards combined with the Company’s low-impact operations remain key in producing our VPURE™ and VPURE+™ products, which are a component in lighter, stronger steel and aluminum alloys, as well as in grid-level energy storage with vanadium redox flow batteries.” He concluded: “Looking to the future, we at Largo will strive to maintain our status as the industry preferred producer and supplier of vanadium, with high standards of transparency in all aspects of our business. We look forward to achieving the goals we have set out for 2020, and we will continue to ensure sustainability remains at the heart of what we do best: producing a majority of the world’s highest-grade vanadium, responsibly.”

The report is available for download within the Responsibility section of our website at www.largoresources.com.

Below: Largo Resources’ 2019 Sustainability Report

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.